EXHIBIT 99.1

SNDL Inc.

Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022

(Unaudited – expressed in thousands of Canadian dollars)

SNDL Inc.

Condensed Consolidated Interim Statement of Financial Position

(Unaudited - expressed in thousands of Canadian dollars)

As at	Note	June 30, 2022	December 31, 2021

Assets
Current Assets
Cash and cash equivalents		362,630	558,251
Restricted cash	5	19,406	27,013
Marketable securities	6	34,224	83,724
Accounts receivable		18,687	10,865
Biological assets	7	2,530	4,410
Inventory	8	141,622	29,503
Prepaid expenses and deposits		13,929	4,355
Investments	13	3,349	3,065
Assets held for sale	10	—	2,998
Net investment in subleases	11	4,099	3,991
		600,476	728,175
Non-current assets
Long-term deposits		9,068	7,725
Right of use assets	9	174,157	6,717
Property, plant and equipment	10	135,720	56,472
Net investment in subleases	11	22,116	22,571
Intangible assets	12	2,690	4,709
Investments	13	62,062	70,498
Equity-accounted investees	14	480,271	412,858
Goodwill	3	394,780	114,537
Total assets		1,881,340	1,424,262

Liabilities
Current liabilities
Accounts payable and accrued liabilities	19(d)	37,080	38,452
Current portion of lease obligations	16	22,989	5,701
Derivative warrants	15	6,402	21,700
		66,471	65,853
Non-current liabilities
Lease obligations	16	239,368	27,769
Other liabilities	17	3,010	4,505
Total liabilities		308,849	98,127

Shareholders’ equity
Share capital	18(b)	2,322,273	2,035,704
Warrants	18(c)	8,092	8,092
Contributed surplus		65,043	60,734
Contingent consideration		2,279	2,279
Accumulated deficit		(896,598)	(788,510)
Accumulated other comprehensive income		13,601	7,607
Total shareholders’ equity		1,514,690	1,325,906
Non-controlling interest		57,801	229
Total liabilities and shareholders’ equity		1,881,340	1,424,262

Commitments (note 25)

Subsequent events (notes 13 and 14)

See accompanying notes to the condensed consolidated interim financial statements.

SNDL Inc.

Condensed Consolidated Interim Statement of Loss and Comprehensive Loss

(Unaudited - expressed in thousands of Canadian dollars, except per share amounts)

		Three months ended June 30		Six months ended June 30
	Note	2022	2021	2022	2021
Gross revenue	20	227,557	12,739	247,684	24,487
Excise taxes		3,862	3,588	6,392	5,445
Net revenue		223,695	9,151	241,292	19,042
Cost of sales	8	174,291	9,534	188,617	20,979
Inventory impairment and obsolescence	8	3,871	1,651	5,852	3,405
Gross margin before fair value adjustments		45,533	(2,034)	46,823	(5,342)
Change in fair value of biological assets	7	(388)	(331)	3,302	(425)
Change in fair value realized through inventory		(2,066)	(456)	(3,627)	(506)
Gross margin		43,079	(2,821)	46,498	(6,273)

Interest and fee revenue	21	2,577	3,344	6,438	6,193
Investment (loss) income	21	(35,073)	2,362	(52,783)	15,262
Share of profit (loss) of equity-accounted investees	14	(37,978)	3,724	(33,887)	3,724

General and administrative		40,293	10,086	50,975	17,179
Sales and marketing		3,132	1,315	4,243	2,265
Research and development		390	758	485	993
Depreciation and amortization	10,12	8,800	931	9,539	1,989
Share-based compensation	19	438	4,539	4,642	7,995
Restructuring costs		(882)	—	(882)	—
Asset impairment		1,850	60,000	1,850	60,000
Government subsidies		—	—	—	(2,180)
Loss from operations		(81,416)	(71,020)	(104,586)	(69,335)

Transaction costs		7,938	(805)	1,457	(4,453)
Finance income (costs), net	22	(26,505)	(40)	(26,444)	(91)
Change in estimate of fair value of derivative warrants	15	23,656	19,810	15,356	(110,134)
Foreign exchange gain (loss)		161	(208)	11	(648)
Gain (loss) on disposition of PP&E		402	(22)	402	(139)
Other expenses		—	(2)	—	(1,932)
Loss before income tax		(75,764)	(52,287)	(113,804)	(186,732)
Income tax recovery		1,791	—	1,791	—
Net loss		(73,973)	(52,287)	(112,013)	(186,732)

Equity-accounted investees - share of OCI	14	12,727	—	5,994	—
Comprehensive loss		(61,246)	(52,287)	(106,019)	(186,732)

Net loss attributable to:
Owners of the Company		(73,301)	(52,287)	(111,205)	(186,703)
Non-controlling interest		(672)	—	(808)	(29)
		(73,973)	(52,287)	(112,013)	(186,732)
Comprehensive loss attributable to:
Owners of the Company		(60,574)	(52,287)	(105,211)	(186,703)
Non-controlling interest		(672)	—	(808)	(29)
		(61,246)	(52,287)	(106,019)	(186,732)
Net loss per common share attributable to owners of the Company
Basic and diluted	23	$(0.31)	$(0.28)	$(0.50)	$(1.12)

See accompanying notes to the condensed consolidated interim financial statements.

SNDL Inc.

Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity

(Unaudited - expressed in thousands of Canadian dollars)

	Note	Share capital	Warrants	Contributed surplus	Contingent consideration	Accumulated deficit	Accumulated other comprehensive income	Non-controlling interest	Total
Balance at December 31, 2021		2,035,704	8,092	60,734	2,279	(788,510)	7,607	229	1,326,135
Net loss		—	—	—	—	(111,205)	—	(808)	(112,013)
Other comprehensive loss		—	—	—	—	—	5,994	—	5,994
Share issuances	18(b)	2,870	—	—	—	—	—	—	2,870
Share repurchases	18(b)	(5,170)	—	—	—	3,117	—	—	(2,053)
Share issuances by subsidiaries		—	—	57	—	—	—	35	92
Acquisition	3	287,129	—	—	—	—	—	58,250	345,379
Share-based compensation	19	—	—	5,992	—	—	—	95	6,087
Employee awards exercised	18(b)	1,740	—	(1,740)	—	—	—	—	—
Balance at June 30, 2022		2,322,273	8,092	65,043	2,279	(896,598)	13,601	57,801	1,572,491

Balance at March 31, 2022		2,327,443	8,092	61,959	2,279	(826,414)	874	58,343	1,632,576
Net loss		—	—	—	—	(73,301)	—	(672)	(73,973)
Other comprehensive income		—	—	—	—	—	12,727	—	12,727
Share repurchases	18(b)	(5,170)	—	—	—	3,117	—	—	(2,053)
Share issuances by subsidiaries		—	—	57	—	—	—	35	92
Share-based compensation	19	—	—	3,027	—	—	—	95	3,122
Balance at June 30, 2022		2,322,273	8,092	65,043	2,279	(896,598)	13,601	57,801	1,572,491

SNDL Inc.

Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity

(Unaudited - expressed in thousands of Canadian dollars)

	Note	Share capital	Warrants	Contributed surplus	Contingent consideration	Accumulated deficit	Accumulated other comprehensive income	Non- controlling interest	Total equity
Balance at December 31, 2020		762,046	6,138	59,344	2,279	(558,128)	—	(1,984)	269,695
Net loss		—	—	—	—	(186,703)	—	(29)	(186,732)
Loss of control of subsidiary		—	—	—	—	—	—	2,013	2,013
Share issuances		977,425	—	—	—	—	—	—	977,425
Share issuance costs		(16,233)	—	—	—	—	—	—	(16,233)
Derivative warrants exercised		277,136	—	—	—	—	—	—	277,136
Share-based compensation		6	—	7,989	—	—	—	—	7,995
Employee warrants exercised		2,633	—	(2,432)	—	—	—	—	201
Balance at June 30, 2021		2,003,013	6,138	64,901	2,279	(744,831)	—	—	1,331,500

Balance at March 31, 2021		1,675,595	6,138	60,370	2,279	(692,544)	—	—	1,051,838
Net loss		—	—	—	—	(52,287)	—	—	(52,287)
Share issuances		330,110	—	—	—	—	—	—	330,110
Share issuance costs		(2,750)	—	—	—	—	—	—	(2,750)
Share-based compensation		5	—	4,534	—	—	—	—	4,539
Employee warrants exercised		53	—	(3)	—	—	—	—	50
Balance at June 30, 2021		2,003,013	6,138	64,901	2,279	(744,831)	—	—	1,331,500

See accompanying notes to the condensed consolidated interim financial statements.

SNDL Growers Inc.

Condensed Consolidated Interim Statement of Cash Flows

(Unaudited - expressed in thousands of Canadian dollars)

		Three months ended June 30		Six months ended June 30
	Note	2022	2021	2022	2021
Cash provided by (used in):
Operating activities
Net loss for the period		(73,973)	(52,287)	(112,013)	(186,732)
Adjustments for:
Income tax recovery		(1,791)	—	(1,791)	—
Interest and fee revenue	21	(2,577)	—	(6,438)	—
Change in fair value of biological assets		388	331	(3,302)	425
Share-based compensation	19	438	4,539	4,642	7,995
Depreciation and amortization	10,12	10,538	2,364	12,977	4,771
(Gain) loss on disposition of PP&E	10	(402)	22	(402)	139
Inventory obsolescence	8	3,871	1,651	5,852	3,405
Finance costs	22	26,505	29	26,444	52
Change in estimate of fair value of derivative warrants	15	(23,656)	(19,810)	(15,356)	110,134
Unrealized foreign exchange loss		19	104	35	2,009
Asset impairment		1,850	60,000	1,850	60,000
Share of (profit) loss of equity-accounted investees	14	37,978	(3,724)	33,887	(3,724)
Other expenses		—	2	—	1,864
Gain on disposition of marketable securities	6,21	—	(4,211)	—	(12,230)
Unrealized loss (gain) on marketable securities	6,21	35,338	1,849	53,172	(3,032)
Additions to marketable securities	6	(2,899)	(69,593)	(3,500)	(106,333)
Proceeds from disposal of marketable securities	6	—	8,118	—	24,176
Income distributions from equity-accounted investees		—	—	685	—
Interest received		2,084	—	5,799	—
Change in non-cash working capital		(31,584)	234	(46,434)	(7,667)
Net cash used in operating activities		(17,873)	(70,382)	(43,893)	(104,748)
Investing activities
Additions to property, plant and equipment	10	(3,554)	(1,745)	(4,535)	(1,864)
Additions to intangible assets	12	1	—	(55)	—
Additions to investments	13	337	(3,000)	(14,094)	(13,560)
Additions to equity-accounted investees	14	(36,880)	(187,875)	(94,200)	(187,875)
Proceeds from disposal of PP&E		4,000	55	4,000	115
Acquisition, net of cash acquired	3	—	—	(31,149)	—
Change in non-cash working capital		294	277	259	37
Net cash used in investing activities		(35,802)	(192,288)	(139,774)	(203,147)
Financing activities
Change in restricted cash	5	2,541	(52,349)	7,607	(47,116)
Payments on lease obligations, net		(9,177)	(122)	(9,624)	(245)
Repurchase of common shares	18(b)	(2,053)	—	(2,053)	—
Proceeds from issuance of shares and registered offerings, net of costs	18(b)	—	327,360	—	1,062,448
Proceeds from exercise of derivative warrants		—	—	—	119,318
Proceeds from exercise of employee warrants		—	50	—	201
Repayment of long-term debt	3	—	—	(10,000)	—
Change in non-cash working capital		2,170	(197)	2,116	382
Net cash (used in) provided by financing activities		(6,519)	274,742	(11,954)	1,134,988
Effect of exchange rate changes on cash held in foreign currency		—	(99)	—	(2,051)
Change in cash and cash equivalents		(60,194)	11,973	(195,621)	825,042
Cash and cash equivalents, beginning of period		422,824	873,445	558,251	60,376
Cash and cash equivalents, end of period		362,630	885,418	362,630	885,418

See accompanying notes to the condensed consolidated interim financial statements.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

1.	Description of business

SNDL Inc. (“SNDL” or the “Company”) was incorporated under the Business Corporations Act (Alberta) on August 19, 2006. On July 25, 2022, the Company’s shareholders approved a special resolution amending the articles of SNDL to change the name of the Company from “Sundial Growers Inc.” to “SNDL Inc.”.

The Company’s head office is located at 300, 919 11th Avenue SW, Calgary, Alberta, Canada.

The principal activities of the Company are the retailing of wines, beers and spirits, the operation and support of corporate-owned and franchise retail cannabis stores in Canadian jurisdictions where the private sale of recreational cannabis is permitted, the production, distribution and sale of cannabis in Canada pursuant to the Cannabis Act (Canada) (the “Cannabis Act”), and the deployment of capital to investment opportunities. The Cannabis Act regulates the production, distribution, and possession of cannabis for both medical and adult recreational access in Canada. The Company also owns approximately 63% of Nova Cannabis Inc. (“Nova”) (TSX: NOVC), whose principal activities are the retail sale of cannabis.

SNDL and its subsidiaries currently operate solely in Canada. Through its joint venture SunStream Bancorp Inc. (note 14), the Company also provides growth capital that pursues indirect investment and financial services opportunities in the global cannabis sector, as well as other investment opportunities. The Company also makes strategic portfolio investments in debt and equity securities.

The Company’s common shares trade on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbol “SNDL”.

2.	Basis of presentation
a)	Statement of compliance

The condensed consolidated interim financial statements (“financial statements”) have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). These financial statements were prepared using the same accounting policies and methods as those disclosed in the annual consolidated financial statements for the year ended December 31, 2021. These financial statements should be read in conjunction with the annual consolidated financial statements for the Company for the year ended December 31, 2021.

These financial statements were approved and authorized for issue by the Board of Directors (“Board”) on August 12, 2022.

3.	Business acquisition
A)	ALCANNA

On October 7, 2021, the Company announced that it had entered into an arrangement agreement with Alcanna Inc. (“Alcanna”) pursuant to which the Company would acquire all of the issued and outstanding common shares of Alcanna by way of a statutory plan of arrangement (the “Alcanna Transaction”). The Company and Alcanna amended the arrangement agreement in respect of the Alcanna Transaction on January 6, 2022, and the Alcanna Transaction closed on March 31, 2022. Alcanna is a Canadian liquor retailer, operating predominantly in Alberta under its three retail brands, “Wine and Beyond”, “Liquor Depot” and “Ace Liquor”. Alcanna holds an approximate 63% equity interest in Nova, a Canadian cannabis retailer operating stores across Alberta, Saskatchewan and Ontario. The Company is deemed to control Nova through its equity interest and Nova’s results are included in the financial statements of the Company with the minority interest shown as non-controlling interest through equity.

Alcanna was acquired to diversify and stabilize cash flows and advance the Company’s vertical integration strategy.

The Alcanna Transaction consideration was comprised of (i) an aggregate $54.3 million cash ($1.50 in cash for each Alcanna common share), and (ii) an aggregate 320.6 million SNDL common shares valued at $287.0 million based on the fair value of each common share of the Company on the closing date (8.85 of a SNDL common share for each Alcanna common share).

The Company has engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts. The purchase price allocation is not final as the Company

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

is continuing to obtain and verify information required to determine the fair value of certain assets and liabilities and the amount of deferred income taxes arising on their recognition.

Due to the inherent complexity associated with valuations and the timing of the acquisition, the numbers below are provisional.

The fair value of consideration paid was as follows:

Cash	54,339
Issuance of common shares	287,129
341,468

The preliminary fair value of the assets and liabilities acquired was as follows:

Cash	23,190
Accounts receivable	1,868
Prepaid expenses and deposits	10,986
Inventory	105,022
Right of use assets	171,866
Property, plant and equipment	86,059
Goodwill	280,243
Accounts payable and accrued liabilities	(36,703)
Long-term debt	(10,000)
Lease liabilities	(232,755)
Derivative warrants	(58)
Non-controlling interest	(58,250)
341,468

Non-controlling interest has been measured as the fair value of the non-controlling interest in Nova, which at the time was 37%, and was measured by applying a market approach with reference to Nova’s share price on the day of the Alcanna Transaction of $2.66.

As new information obtained within one year of the date of acquisition about facts and circumstances that existed at the date of acquisition identifies adjustments to the above amounts, then the accounting for the acquisition will be revised.

On March 31, 2022, the Company repaid in full the acquired long-term debt balance of $10.0 million.

The financial statements incorporate the operations of Alcanna commencing March 31, 2022. During the one-day period of March 31, 2022, the Company recorded revenues of $2.0 million and net loss of $0.1 million. During the period April 1, 2022, to June 30, 2022, the Company recorded revenues of $204.9 million and net earnings of $0.8 million. Had the Alcanna Transaction closed on January 1, 2022, management estimates that for the period January 1, 2022, to March 30, 2022, revenue would have increased by $162.5 million and net loss would have increased by $6.1 million. In determining these amounts, management assumes the fair values on the date of acquisition would have been the same as if the acquisition had occurred on January 1, 2022.

The Company incurred acquisition-related costs of $6.8 million which have been included in transaction costs.

B)	Inner spirit

On May 5, 2021, the Company and Inner Spirit Holdings Ltd. (“Inner Spirit”) announced that they had entered into an arrangement agreement pursuant to which the Company acquired all of the issued and outstanding common shares of Inner Spirit (the “Inner Spirit Transaction”). The Inner Spirit Transaction closed on July 20, 2021. Inner Spirit is a retailer and franchisor of Spiritleaf recreational cannabis stores across Canada, with a network that includes more than 100 franchised and corporate-owned locations. As new information obtained within one year of the date of acquisition about facts and circumstances that existed at the date of acquisition identifies adjustments, then the accounting for the acquisition will be revised. At June 30, 2022, no adjustments were made to the preliminary estimates of the fair value of assets and liabilities acquired presented at December 31, 2021.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

4.	Segment information

The Company’s reportable segments are organized by business line, and with the acquisition of Alcanna, are comprised of four reportable segments: liquor retail, cannabis retail, cannabis operations, and investments.

Liquor retail includes the sale of wines, beers and spirits through wholly owned liquor stores. Cannabis retail includes the private sale of recreational cannabis through wholly owned and franchise retail cannabis stores. Cannabis operations include the cultivation, distribution and sale of cannabis for the adult-use market and medical markets in Canada. Investments include the deployment of capital to investment opportunities. Certain overhead expenses not directly attributable to any operating segment are reported as “Corporate”.

	Liquor Retail (1)	Cannabis Retail (1)	Cannabis	Investments (2)	Corporate	Total
As at June 30, 2022
Total assets	573,428	257,663	148,678	882,165	19,406	1,881,340
Six months ended June 30, 2022
Net revenue	149,947	71,006	20,339	—	—	241,292
Gross margin	33,812	17,190	(4,504)	—	—	46,498
Interest and fee revenue	—	—	—	6,438	—	6,438
Loss on marketable securities	—	—	—	(52,783)	—	(52,783)
Share of loss of equity-accounted investees	—	—	—	(33,887)	—	(33,887)
Depreciation and amortization	5,315	3,965	9	—	250	9,539
Earnings (loss) before tax	7,171	(63)	(10,927)	(101,973)	(8,012)	(113,804)
Three months ended June 30, 2022
Net revenue	148,637	63,494	11,564	—	—	223,695
Gross margin	33,528	13,897	(4,346)	—	—	43,079
Interest and fee revenue	—	—	—	2,577	—	2,577
Gain (loss) on marketable securities	—	—	—	(35,073)	—	(35,073)
Share of loss of equity-accounted investees	—	—	—	(37,978)	—	(37,978)
Depreciation and amortization	5,315	3,370	—	—	115	8,800
Earnings (loss) before tax	7,244	217	(7,963)	(92,278)	17,016	(75,764)
(1)	Liquor retail includes operations for the period March 31 to June 30, 2022 and cannabis retail includes the operations of Nova retail stores for the period March 31 to June 30, 2022.
(2)	Total assets include cash and cash equivalents.

	Liquor Retail	Cannabis Retail	Cannabis	Investments (1)	Corporate	Total
As at December 31, 2021
Total assets	—	153,624	147,887	1,093,596	29,155	1,424,262
Six months ended June 30, 2021
Net revenue	—	—	19,042	—	—	19,042
Gross margin	—	—	(6,273)	—	—	(6,273)
Interest and fee revenue	—	—	—	6,193	—	6,193
Gain on marketable securities	—	—	—	15,262	—	15,262
Share of profit of equity-accounted investees	—	—	—	3,724	—	3,724
Depreciation and amortization	—	—	1,782	—	207	1,989
Earnings (loss) before tax	—	—	(84,623)	23,351	(125,460)	(186,732)
Three months ended June 30, 2021
Net revenue	—	—	9,151	—	—	9,151
Gross margin	—	—	(2,821)	—	—	(2,821)
Interest and fee revenue	—	—	—	3,344	—	3,344
Gain (loss) on marketable securities	—	—	—	2,362	—	2,362
Share of profit of equity-accounted investees	—	—	—	3,724	—	3,724
Depreciation and amortization	—	—	828	—	103	931
Earnings (loss) before tax	—	—	(75,451)	9,051	14,113	(52,287)
(1)	Total assets include cash and cash equivalents.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

Geographical disclosure

As at June 30, 2022, the Company had non-current assets related to operations in the United States of $480.3 million (December 31, 2021 – $412.9 million). For the six months ended June 30, 2022, share of profit of equity-accounted investees related to operations in the United States was a loss of $33.9 million (six months ended June 30, 2021 – $3.7 million).

5.	Restricted cash
As at	June 30, 2022	December 31, 2021
Securities collateral	—	7,773
Captive insurance	19,106	19,240
Other	300	—
	19,406	27,013

Securities collateral was comprised of a cash balance to satisfy margin requirements on the Company’s option trading position.

The Company has secured insurance coverage for its directors and officers through two separate captive insurance structures.

6.	Marketable securities
As at	June 30, 2022	December 31, 2021
Balance, beginning of year	83,724	—
Additions	3,672	158,101
Dispositions	—	(9,663)
Change in fair value recognized in profit or loss	(53,172)	(64,714)
Balance, end of period	34,224	83,724

During the six months ended June 30, 2021, proceeds of $24.2 million were received for the dispositions of marketable securities and a gain on disposition of $12.2 million was recognized (note 21).

Marketable securities have been designated as Fair Value Through Profit or Loss (“FVTPL”) (note 24).

The components of marketable securities are as follows:

As at	June 30, 2022	December 31, 2021
Equity securities	34,224	83,802
Put and call options	—	(78)
	34,224	83,724
7.	Biological assets

The Company’s biological assets consist of cannabis plants in various stages of vegetation, including plants which have not been harvested. The change in carrying value of biological assets are as follows:

As at	June 30, 2022	December 31, 2021
Balance, beginning of year	4,410	3,531
Increase in biological assets due to capitalized costs	13,498	25,880
Net change in fair value of biological assets	3,302	4,708
Transferred to inventory upon harvest	(18,680)	(29,709)
Balance, end of period	2,530	4,410

Biological assets are valued in accordance with IAS 41 and are presented at their fair value less costs to sell up to the point of harvest. This is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price less costs to produce and sell per gram.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. The Company’s method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial cloning to the point of harvest.

Management believes the most significant unobservable inputs and their impact on fair value of biological assets are as follows:

Assumption	Input	Weighted average input		Effect of 10% change ($000s)
		June 30 2022	December 31 2021	June 30 2022	December 31 2021
Yield per square foot of growing space (1)	Grams	49	49	247	435
Average net selling price (2)	$/gram	4.37	4.49	663	1,014
After harvest cost to complete and sell	$/gram	1.25	1.06	201	249
(1)	Varies by strain; obtained through historical growing results or grower estimate if historical results are not available.
(2)	Varies by strain and sales market; obtained through average selling prices or estimated future selling prices if historical results are not available.

These assumptions are estimates that are subject to volatility in market prices and several uncontrollable factors. The Company’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the net change in fair value of biological assets in future periods.

The Company estimates the harvest yields for cannabis at various stages of growth. As at June 30, 2022, it is estimated that the Company’s biological assets will yield approximately 3,769 kilograms (December 31, 2021 – 5,672 kilograms) of dry cannabis when harvested. During the six months ended June 30, 2022, the Company harvested 12,263 kilograms of dry cannabis (six months ended June 30, 2021 – 11,628 kilograms).

8.	Inventory
As at	June 30, 2022	December 31, 2021
Retail liquor	97,436	—
Cannabis
Raw materials, packaging and components	4,658	4,354
Work-in-progress	21,375	19,751
Finished goods	4,909	2,966
Retail cannabis	12,935	2,397
Millwork	309	35
	141,622	29,503

During the three and six months ended June 30, 2022, inventories of $174.3 million and $188.6 million were recognized in cost of sales as an expense (three and six months ended June 30, 2021 – $9.5 million and $21.0 million). During the three and six months ended June 30, 2022, the Company recognized inventory write downs of $4.4 million and $7.2 million (three and six months ended June 30, 2021 – $1.6 million and $3.3 million), of which $3.9 million and $5.9 million (three and six months ended June 30, 2021 – $1.7 million and $3.4 million) was recognized as an impaired and obsolete inventory provision, and $0.5 million and $1.3 million (three and six months ended June 30, 2021 – $0.1 million and $0.1 million) was included in the change in fair value realized through inventory as the fair value component of the impaired and obsolete inventory provision.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

9.	Right of use assets
Cost
Balance at December 31, 2021	8,038
Acquisition (note 3)	171,866
Additions	1,067
Tenant inducement allowances	22
Terminations and remeasurements	(127)
Balance at June 30, 2022	180,866

Accumulated amortization and impairment
Balance at December 31, 2021	1,321
Depreciation	5,388
Balance at June 30, 2022	6,709

Net book value
Balance at December 31, 2021	6,717
Balance at June 30, 2022	174,157

10.	Property, plant and equipment
	Land	Production facilities	Leasehold improvements	Equipment	Construction in progress (“CIP”)	Total
Cost
Balance at December 31, 2021	12,388	153,332	3,899	32,777	6,103	208,499
Acquisition (note 3)	—	—	45,935	37,755	2,369	86,059
Additions	4	256	2,048	1,671	556	4,535
Dispositions	(611)	(3,186)	—	(3,603)	—	(7,400)
Balance at June 30, 2022	11,781	150,402	51,882	68,600	9,028	291,693

Accumulated amortization and impairment
Balance at December 31, 2021	—	131,867	411	13,928	5,821	152,027
Depreciation	—	669	2,084	4,662	—	7,415
Dispositions	—	(666)	—	(2,803)	—	(3,469)
Balance at June 30, 2022	—	131,870	2,495	15,787	5,821	155,973

Net book value
Balance at December 31, 2021	12,388	21,465	3,488	18,849	282	56,472
Balance at June 30, 2022	11,781	18,532	49,387	52,813	3,207	135,720

During the six months ended June 30, 2022, depreciation expense of $3.4 million was capitalized to biological assets and inventory (six months ended June 30, 2021 – $2.8 million).

At June 30, 2022, the Company determined that no indicators of impairment existed or indicators that a previous impairment should be reversed, and no impairment test was required.

During the six months ended June 30, 2022, proceeds of $3.5 million were received for the disposition of the Company’s Merritt facility and a gain on disposal of $0.5 million was recognized. During the year ended December 31, 2020, the Merritt facility was reclassified from property, plant and equipment to assets held for sale.

During the six months ended June 30, 2022, proceeds of $3.9 million were received for the disposition of the Company’s Rocky View facility and no gain on disposal was recognized.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

11.	Net investment in subleases
	June 30, 2022	December 31, 2021
Balance, beginning of year	26,562	—
Acquisition	—	23,751
Additions	1,408	3,951
Finance income	379	573
Rents recovered (payments made directly to landlords)	(2,177)	(1,713)
Dispositions and remeasurement	43	—
Balance, end of period	26,215	26,562

Current portion	4,099	3,991
Long-term	22,116	22,571

Net investment in subleases represent leased retail stores that have been subleased to certain franchise partners. These subleases are classified as a financial lease as the sublease terms are for the remaining term of the head lease.

12.	Intangible assets
	Brands and trademarks	Patents	Total
Cost
Balance at December 31, 2021	5,445	13,551	18,996
Additions	55	—	55
Dispositions	(50)	—	(50)
Balance at June 30, 2022	5,450	13,551	19,001

Accumulated amortization and impairment
Balance at December 31, 2021	736	13,551	14,287
Amortization	174	—	174
Impairment	1,850	—	1,850
Balance at June 30, 2022	2,760	13,551	16,311

Net book value
Balance at December 31, 2021	4,709	—	4,709
Balance at June 30, 2022	2,690	—	2,690

Brands and trademarks consist of intellectual property purchased from Sun 8 Holdings Inc. (“Sun 8”) with a useful life of 15 years and other intellectual property with a useful life of 12 years.

During the six months ended June 30, 2022, the Company determined that indicators of impairment existed regarding the Sun 8 intellectual property due to decreasing market demand. The estimated recoverable amount of the intangible asset was determined to be $2.5 million and an impairment of $1.9 million was recorded.

13.	Investments
As at	June 30, 2022	December 31, 2021
Investments at amortized cost	24,624	24,987
Investments at FVTPL	40,787	48,576
	65,411	73,563

Current portion	3,349	3,065
Long-term	62,062	70,498

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

Investments at fvtpl

On February 9, 2022, the Company closed a $5.0 million promissory note with a maturity date of February 9, 2025, and an interest rate of 15% per annum.

On March 30, 2022, the Company closed a $10.0 million convertible debenture with Delta 9 Cannabis Inc. with a maturity date of March 30, 2025, and an interest rate of 10% per annum. On August 11, 2022, the Company waived compliance under the use of proceeds requirement under certain conditions.

On June 17, 2022, Zenabis Global Inc. (“Zenabis”), as well as Zenabis’ direct and indirect wholly owned subsidiaries (collectively, the “Zenabis Group”), filed a petition with the Québec Superior Court for protection under the Companies’ Creditors Arrangement Act (“CCAA”). On June 16, 2022 (and amended on July 5, 2022), the Company entered into a purchase agreement, in the form of a “stalking horse bid” (the “Bid Agreement”), pursuant to which the shares of Zenabis and the business and assets of the Zenabis Group would be acquired by SNDL. The Bid Agreement is subject to the approval by the Québec Superior Court supervising the CCAA Proceedings, and to potential alternative bids pursuant to bidding procedures that will follow. Due to the uncertainty of outcomes, the Company has adjusted the fair value of the Zenabis Senior Loan downward by $22.1 million (note 22) to management’s best estimate of the fair value of the Zenabis Senior Loan at June 30, 2022, in accordance with the requirements of IFRS. In the event that facts and circumstances change the fair value may be adjusted further. The fair value determination does not attribute value to the associated royalty due to its inherent uncertainty, or monitoring fee.

14.	Equity-accounted investees
As at	June 30, 2022	December 31, 2021
Interest in joint venture	480,271	412,858

Interest in joint venture

SunStream Bancorp Inc. (“SunStream”) is a joint venture in which the Company has a 50% ownership interest. SunStream is a private company, incorporated under the Business Corporations Act (Alberta), which provides growth capital that pursues indirect investment and financial services opportunities in the global cannabis sector, as well as other investment opportunities.

SunStream is structured as a separate vehicle and the Company has a residual interest in the net assets of SunStream. Accordingly, the Company has classified its interest in SunStream as a joint venture, which is accounted for using the equity-method.

The current investment portfolio of SunStream is comprised of secured debt and hybrid debt and derivative instruments with United States based cannabis businesses. These investments are recorded at fair value each reporting period with any changes in fair value recorded through profit or loss. SunStream actively monitors these investments for changes in credit risk, market risks and other risks specific to each investment.

As at June 30, 2022, the Company had contributed $497.8 million out of the total $538.0 million that has been committed. Subsequent to June 30, 2022, the Company contributed an additional $8.1 million to SunStream.

The following table summarizes the carrying amount of the Company’s interest in the joint venture:

Carrying amount
Balance at December 31, 2021	412,858
Capital contributions	94,200
Share of net earnings (loss)	(33,887)
Share of other comprehensive income	7,785
Distributions	(685)
Balance at June 30, 2022	480,271

SunStream is a related party due to it being classified as a joint venture of the Company. Capital contributions to the joint venture and distributions received from the joint venture are classified as related party transactions.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes the financial information of SunStream:

As at	June 30, 2022
Current assets (including cash and cash equivalents: $0.4 million)	935
Non-current assets	462,949
Current liabilities	(822)
Non-current liabilities	—
Net assets (liabilities) (100%)	463,062

Six months ended June 30, 2022
Revenue (loss)	(29,853)
Profit (loss) from operations	(33,548)
Other comprehensive gain (loss)	7,785
Total comprehensive loss	(25,751)
15.	Derivative warrants
June 30, 2022
Balance, beginning of year	21,700
Change in fair value recognized in profit or loss	(15,356)
Acquisition (note 3)	58
Balance, end of period	6,402

The carrying amount is an estimate of the fair value of the derivative warrants and is presented as a current liability. The derivative warrants are classified as a liability due to the Company’s share price being denominated in USD, which creates variability as to the value in CAD when they are exercised. The derivative warrants are recorded as a current liability, however, the Company has no cash obligation nor is there any cash loss with respect to the derivative warrants, rather it will deliver common shares if and when warrants are exercised.

The following table summarizes outstanding derivative warrants as at June 30, 2022:

	Exercise price (USD)	Number of warrants	Weighted average contractual life
2020 Series A Warrants (1)	1.77	50,000	3.1
Unsecured Convertible Notes Warrants (1)	1.77	50,000	1.5
New Warrants	15.00	9,833,333	2.1
December 2018 Performance Warrants	CAD 5.51	118,067	1.5
		10,051,400	2.1
(1)

The conversion or exercise price, as applicable, is subject to full ratchet antidilution protection upon any subsequent transaction at a price lower than the price then in effect and standard adjustments in the event of any share split, share dividend, share combination, recapitalization or other similar transaction. If the Company issues, sells or enters into any agreement to issue or sell, any variable rate securities, the investors have the additional right to substitute the variable price (or formula) of such securities for the conversion or exercise price, as applicable.

In connection with the Alcanna Transaction (note 3), the Company acquired warrants previously issued by Nova (the “December 2018 Performance Warrants”) that are classified as a liability.

The December 2018 Performance Warrants became immediately exercisable upon issuance. Each performance warrant includes a performance incentive that entitles the warrant holders to additional common shares of Nova upon exercise provided that the 20-day volume weighted average trading price of Nova’s common shares (the “Market Price”) equals or exceeds $19.27 at any time prior to the expiration date of the warrants. The Market Price condition has not been met. As such, the fair value of the December 2018 Performance Warrants was recognized as a warrant liability, inclusive of a probability weighting associated with the performance incentive being met. Under the terms of the warrant agreements, each performance warrant can be exercised for 0.05449 to 0.08174 of a Nova common share (depending on whether performance conditions are met) prior to the expiration date of December 18, 2023, at an exercise price of $5.51 per Nova common share. At June 30, 2022, there were 118,067 December 2018 Performance Warrants outstanding.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

16.	Lease obligations
	June 30, 2022	December 31, 2021
Balance, beginning of year	33,470	1,440
Acquisition (note 3)	232,755	29,481
Liabilities incurred	2,474	4,514
Lease payments	(11,801)	(2,721)
Dispositions and remeasurements	139	(20)
Tenant inducement allowances received	1,052
Interest expense	4,268	776
Balance, end of period	262,357	33,470

Current portion	22,989	5,701
Long-term	239,368	27,769
17.	Other liabilities
	June 30, 2022	December 31, 2021
Financial guarantee liability (A)	389	466
DSU liability (B)	2,621	4,039
	3,010	4,505
(A)	FINANCIAL GUARANTEE LIABILITY

For franchise operated locations where the Company provided an indemnity for its franchisees, lease payments are made directly to the landlord by the franchisee, and the obligation to make lease payments would only revert to the Company if a franchisee defaulted on their obligations under the terms of the sub-lease or lease. The Company has made an estimate of expected credit losses in the event of default by the franchisees in making lease payments. This amount is recognized as a financial guarantee liability in the consolidated statement of financial position, and changes in the estimated liability are recognized as a financial guarantee liability expense within finance costs in the consolidated statement of loss and comprehensive loss.

(B)	DSU LIABILITY

Deferred share units (“DSUs”) are granted to directors and generally vest in equal instalments over one year. DSUs are settled by making a cash payment to the holder equal to the fair value of the Company’s common shares calculated at the date of such payment. DSUs are accounted for as a liability instrument and measured at fair value based on the market value of the Company’s common shares at each period end. Changes in the fair value are recognized within share-based compensation expense (note 19(d)).

18.	Share capital and warrants
(a)	Authorized

The authorized capital of the Company consists of an unlimited number of voting common shares and preferred shares with no par value.

On July 25, 2022, the Company’s shareholders approved a special resolution for the consolidation of all of the issued and outstanding common shares (the “Share Consolidation”) on the basis of not more than one post-consolidation common share for every ten pre-consolidation common shares and not less than one post-consolidation common share for every twenty-five pre-consolidation common shares, as to be determined by the board of directors of the Company (the “Board”) in its sole discretion, to become effective at such time as the Board considers it to be in the best interests of the Company, but in any event not later than July 25, 2023.

Immediately following the shareholder approval, the Board determined to affect the Share Consolidation on the basis of one post-consolidation common share for every ten pre-consolidation common shares. The Share Consolidation took

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

effect on July 25, 2022, and the common shares began trading on Nasdaq on a post-consolidation basis beginning on July 26, 2022.

All references to common shares, warrants, simple warrants, performance warrants, stock options, RSUs and DSUs (excluding the Nova RSUs and DSUs) have been fully retrospectively adjusted to reflect the Share Consolidation.

(b)	Issued and outstanding
		June 30, 2022		December 31, 2021
	Note	Number of Shares	Carrying Amount	Number of Shares	Carrying Amount
Balance, beginning of year		206,040,836	2,035,704	91,884,413	762,046
Share issuances		370,179	2,870	95,680,666	977,425
Share issuance costs		—	—	—	(16,371)
Share repurchases		(528,031)	(5,170)	—	—
Acquisition	3	32,060,135	287,129	2,443,128	26,216
Convertible debenture settlement		—	—	248,875	2,671
Derivative warrants exercised		—	—	15,214,695	277,136
Warrants exercised		—	—	19,571	178
Employee awards exercised (1)		50,000	1,740	549,488	6,403
Balance, end of period		237,993,119	2,322,273	206,040,836	2,035,704
(1)	Included in employee awards exercised are 50,000 RSUs that vested and were exercised in December 2021, however, the common shares were not issued until January 2022.

For the six months ended June 30, 2022, the Company purchased and cancelled 0.5 million common shares at a weighted average price of $3.86 (US$2.98) per common share for a total cost of $2.0 million. Accumulated deficit was reduced by $3.1 million, representing the excess of the average carrying value of the common shares over their purchase price.

(c)	Common share purchase warrants
	Number of Warrants	Carrying Amount
Balance at December 31, 2021, and June 30, 2022	356,612	8,092

The following table summarizes outstanding warrants as at June 30, 2022:

	Warrants outstanding and exercisable
Issued in relation to	Weighted average exercise price	Number of warrants	Weighted average contractual remaining life (years)
Acquisition of financial obligation	159.40	48,000	0.1
Financial services	45.98	54,400	7.1
Acquired from Inner Spirit (1)	3.37	190,212	1.8
Sun 8	9.40	64,000	3.5
	31.95	356,612	2.6
(1)

Inner Spirit warrants are exchangeable for 0.00835 SNDL common shares in accordance with the transaction consideration and have been presented based on the number of SNDL common shares that are issuable.

19.	Share-based compensation

The Company has a number of share-based compensation plans which include simple and performance warrants, stock options, restricted share units (“RSUs”) and DSUs. Further detail on each of these plans is outlined below. Subsequent to the Company’s initial public offering, the Company established the stock option, RSU and DSU plans to replace the granting of simple warrants and performance warrants.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The components of share-based compensation expense are as follows:

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Equity-settled expense
Simple warrants (A)	599	1,033	1,146	1,630
Stock options (B)	23	(147)	52	(77)
Restricted share units (C)	2,253	1,787	4,642	3,431
Cash-settled expense
Deferred share units (i) (D)	(2,437)	1,866	(1,198)	3,011
	438	4,539	4,642	7,995
(i)

Cash-settled DSUs are accounted for as a liability and are measured at fair value based on the market value of the Company’s common shares at each period end. Fluctuations in the fair value are recognized during the period in which they occur.

Equity-settled plans

a)	Simple and performance warrants

The Company issued simple warrants and performance warrants to employees, directors and others at the discretion of the Board. Simple and performance warrants granted generally vest annually over a three-year period, simple warrants expire five years after the grant date and performance warrants do not expire.

The following table summarizes changes in the simple and performance warrants during the six months ended June 30, 2022:

	Simple warrants outstanding	Weighted average exercise price	Performance warrants outstanding	Weighted average exercise price
Balance at December 31, 2021	259,420	$48.60	138,720	$41.77
Forfeited	(3,200)	29.69	—	0.00
Balance at June 30, 2022	256,220	$48.84	138,720	$41.77

The following table summarizes outstanding simple and performance warrants as at June 30, 2022:

	Warrants outstanding			Warrants exercisable
Range of exercise prices	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)
Simple warrants
$6.25 - $9.38	88,940	7.18	1.72	88,940	7.18	1.72
$29.69 - $45.31	31,920	31.02	2.28	30,320	30.60	2.17
$62.50 - $93.75	121,920	62.91	4.23	49,920	63.50	4.20
$125.00 - $375.00	13,440	239.15	5.12	5,440	184.65	4.03
	256,220	$48.84	3.16	174,620	$32.88	2.58
Performance warrants
$6.25 - $9.38	45,866	6.76	n/a	45,866	6.76	n/a
$12.50 - $18.75	18,934	15.05	n/a	18,134	15.03	n/a
$29.69 - $45.31	50,400	31.62	n/a	50,400	31.62	n/a
$62.50 - $93.75	14,454	72.30	n/a	3,840	62.50	n/a
$125.00 - $375.00	9,066	282.36	n/a	—	—	n/a
	138,720	$41.77	n/a	118,240	$20.44	n/a

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

b)	Stock options

The Company issues stock options to employees and others at the discretion of the Board. Stock options granted generally vest annually in thirds over a three-year period and expire ten years after the grant date.

The following table summarizes changes in stock options during the six months ended June 30, 2022:

	Stock options outstanding	Weighted average exercise price
Balance at December 31, 2021	44,460	$13.28
Expired	(100)	31.50
Balance at June 30, 2022	44,360	$13.24

The following table summarizes outstanding stock options as at June 30, 2022:

	Stock options outstanding		Stock options exercisable
Exercise prices	Number of options	Weighted average contractual life (years)	Number of options	Weighted average contractual life (years)
$11.50	32,500	7.91	21,666	7.91
$11.90	8,160	7.99	8,160	7.99
$31.50	3,700	6.02	2,350	5.53
	44,360	7.77	32,176	7.76
c)	Restricted share units

RSUs are granted to employees and the vesting requirements and maximum term are at the discretion of the Board. RSUs are exchangeable for an equal number of common shares.

The following table summarizes changes in RSUs during the six months ended June 30, 2022:

RSUs outstanding
Balance at December 31, 2021	753,593
Granted	1,564,796
Forfeited	(85,990)
Balance at June 30, 2022	2,232,399

Nova RSU Plan

During the six months ended June 30, 2022, the Company recognized share-based compensation recovery under Nova’s RSU plan of $152 thousand, relating to 234,000 RSUs granted in 2021 and modified from cash-settled to equity-settled in the period. Each RSU entitles a participant to receive an equal number of Nova common shares or cash equal to the market value of the equivalent number of Nova common shares, at Nova’s discretion. During the current period, 61,666 RSUs were exercised, and 61,666 Nova common shares were granted.

Cash-settled plans

d)	Deferred share units

DSUs are granted to directors and generally vest in equal instalments over one year. DSUs are settled by making a cash payment to the holder equal to the fair value of the Company’s common shares calculated at the date of such payment. DSUs are accounted for as a liability instrument and measured at fair value based on the market value of the Company’s common shares at each period end.

As at June 30, 2022, the Company recognized a liability of $2.8 million relating to the fair value of cash-settled DSUs (December 31, 2021 – $4.0 million). The current portion of $0.2 million is included within accounts payable and accrued liabilities and $2.6 million is included as a non-current liability within other liabilities (note 17).

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes changes in DSUs during the six months ended June 30, 2022:

DSUs outstanding
Balance at December 31, 2021	551,244
Granted	131,859
Balance at June 30, 2022	683,103

Nova DSU Plan

During the six months ended June 30, 2022, the Company recognized share-based compensation recovery under Nova’s DSU plan of $28 thousand, relating to 95,060 DSUs granted in the period. Each DSU entitles a participant to receive cash equal to the market value of the equivalent number of shares of Nova.

20.	Gross revenue

Liquor retail revenue is derived from the sale of wines, beers and spirits to customers. Cannabis retail revenue is derived from retail cannabis sales to customers, franchise revenue consisting of royalty, advertising and franchise fee revenue, and other revenue consisting of millwork, supply and accessories revenue. Cannabis revenue is derived from contracts with customers and is comprised of sales to Provincial boards that sell cannabis through their respective distribution models, sales to licensed producers for further processing, and sales to medical customers.

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Liquor retail revenue	148,637	—	149,947	—
Cannabis retail revenue
Retail	60,082	—	65,521	—
Franchise	2,065	—	4,115	—
Other (millwork, supply, accessories)	1,347	—	1,370	—
Cannabis retail revenue	63,494	—	71,006	—
Cannabis revenue
Provincial boards	14,893	10,888	24,625	19,930
Medical	3	1	6	3
Licensed producers	530	1,850	2,100	4,554
Cannabis revenue	15,426	12,739	26,731	24,487
Gross revenue	227,557	12,739	247,684	24,487

21.	Investment revenue
	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Interest and fee revenue
Interest revenue from investments at amortized cost	818	328	1,813	441
Interest and fee revenue from investments at FVTPL	543	2,100	2,659	4,282
Interest revenue from cash	1,216	916	1,966	1,470
	2,577	3,344	6,438	6,193

Three months ended June 30		Six months ended June 30
2022	2021	2022	2021

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

Investment revenue
Realized gains	265	4,211	389	12,230
Unrealized (losses) gains (note 6)	(35,338)	(1,849)	(53,172)	3,032
	(35,073)	2,362	(52,783)	15,262
22.	Finance costs
	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Cash finance expense
Other finance costs	145	11	169	39
	145	11	169	39
Non-cash finance expense (income)
Change in fair value of investments at FVTPL	22,305	—	22,305	—
Interest on lease liabilities	3,928	21	4,268	44
Financial guarantee liability (recovery) expense	65	—	(77)	—
Other	189	8	189	8
	26,487	29	26,685	52
Interest income	(127)	—	(410)	—
	26,505	40	26,444	91

23.	Loss per share
	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Weighted average shares outstanding (000s)
Basic and diluted (1)	238,436	188,693	222,380	166,450
Net loss attributable to owners of the Company	(73,301)	(52,287)	(111,205)	(186,703)
Per share - basic and diluted	$(0.31)	$(0.28)	$(0.50)	$(1.12)
(1)

For the six months ended June 30, 2022, there were 0.4 million equity classified warrants, 9.9 million derivative warrants, 0.3 million simple warrants, 0.1 million performance warrants, 0.0 million stock options and 2.2 million RSUs that were excluded from the calculation as the impact was anti-dilutive (six months ended June 30, 2021– 1.0 million equity classified warrants, 99.3 million derivative warrants, 3.2 million simple warrants, 1.5 million performance warrants, 0.4 million stock options and 13.0 million RSUs).

24.	Financial instruments

The financial instruments recognized on the consolidated statement of financial position are comprised of cash and cash equivalents, restricted cash, marketable securities, accounts receivable, investments at amortized cost, investments at FVTPL, accounts payable and accrued liabilities and derivative warrants.

a)	Fair value

The carrying value of cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities approximate their fair value due to the short-term nature of the instruments. The carrying value of investments at amortized cost approximate their fair value as the fixed interest rates approximate market rates for comparable transactions.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

Fair value measurements of marketable securities, investments at FVTPL and derivative warrants are as follows:

		Fair value measurements using
June 30, 2022	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial assets
Marketable securities	34,224	34,224	—	—
Investments at FVTPL	40,787	—	—	40,787
Financial liabilities
Derivative warrants (1)	6,402	—	—	6,402

		Fair value measurements using
December 31, 2021	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial assets
Marketable securities	83,724	83,724	—	—
Investments at FVTPL	48,576	—	—	48,576
Financial liabilities
Derivative warrants (1)	21,700	—	—	21,700
(1)

The carrying amount is an estimate of the fair value of the derivative warrants and is presented as a current liability. The Company has no cash obligation with respect to the derivative warrants, rather it will deliver common shares if and when warrants are exercised.

At June 30, 2022, a 10% change in the material assumptions would change the estimated fair value of derivative warrant liabilities by approximately $2.2 million.

There were no transfers between Levels 1, 2 and 3 inputs during the period.

25.	Commitments and contingencies

The following table summarizes contractual commitments at June 30, 2022:

	Less than one year	One to three years	Three to five years	Thereafter	Total
Accounts payable and accrued liabilities	37,080	—	—	—	37,080
Lease obligations	38,062	64,730	48,135	56,812	207,739
Financial guarantee liability (note 17)	—	389	—	—	389
Balance, end of period	75,142	65,119	48,135	56,812	245,208
(a)	Commitments

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the Company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash. Under these agreements, the Company has accrued financial penalties payable as at June 30, 2022 of $2.5 million (December 31, 2021 – $2.5 million).

(b)	Contingencies

From time to time, the Company is involved in various claims and legal actions which occurred in the ordinary course of operations, the losses from which, if any, are not anticipated to be material to the financial statements.

In connection with the Company’s security class action lawsuits, a provision was recorded at December 31, 2021. The settlement of these lawsuits during the current period has resulted in the reversal of $8.2 million of these costs, representing the amount covered by the Company’s directors and officers insurance policy.